Exhibit 4.2

Share Certificate – Class A Ordinary Shares

of

Jianpu Technology Inc.

 (the “Company”)

An Exempted Company incorporated in the Cayman Islands

Authorised capital of the Company is US$150,000 divided into 1,500,000,000 shares comprising of

(i) 1,054,458,650 Class A Ordinary Shares of a par value of US$0.0001 each,

(ii) 345,541,350 Class B Ordinary Shares of a par value of US$0.0001 each and

(iii) 100,000,000 shares of a par value of US$0.0001 each

This is to certify that the undermentioned person is the registered holder of the shares specified hereunder in the Company, subject to the Memorandum and Articles of Association of the Company.

Name & Address of the Shareholder:
Certificate No.:	No. of Shares:	-	Consideration Paid:

Date of Issue:	Given under the common seal of the Company on the date stated herein.

Director / Officer

NO TRANSFER OF ANY OF THE ABOVE SHARES CAN BE REGISTERED UNLESS ACCOMPANIED BY THIS CERTIFICATE